NXT GRANTS COMMON SHARE OPTIONS IN 2009

Tuesday, December 22, 2009

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") announces the grant of the following incentive stock options in 2009 pursuant to the Company's Stock Option Plan.  All options vest over a period of three (3) years and expire five (5) years from the date of grant.

On December 2, 2009 the Company granted a total of 480,000 options.  320,000 of these options were issued to directors and officers of the Company and the balance issued to employees and contractors of the Company.  These Options are exercisable at a price of USD $1.30 per share.  On April 14, 2009 the Company issued 100,000 options to two directors at an exercise price of USD $0.80 per share.  On January 14, 2009 the Company issued 150,000 options to an officer at an exercise price of USD $0.40 per share.

There were no other options granted by the Company in 2009.  The total number of options granted in 2009 was 730,000 options.

As at December 22, 2009 the Company had 30,701,796 common shares issued and outstanding and 3,070,179 shares reserved for issuance under the Option Plan.  Subsequent to these grants of options presented above the number of shares remaining available for issuance under the plan is 169,975.

NXT is a Calgary based company providing airborne hydrocarbon detection solutions that enable our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures or prospect prioritization onto the areas with the greatest hydrocarbon potential. Utilizing its proprietary airborne Stress Field Detection ("SFD™") survey system NXT provides a unique survey method that is environmentally noninvasive and unaffected by ground security issues or difficult terrain. Additionally, surveys can generally be conducted year round and are effective both onshore and offshore. The advantage to NXT’s clients is an efficient and reliable method to explore for hydrocarbons.

Forward-Looking Statement

This news release includes a forward-looking statement.  When used in this document, words such as “anticipate” and “expectation”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectation represented by such a forward-looking statement is reasonable; there can be no assurance that such an expectation will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

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